UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                   FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12 (g) of the Securities and Exchange Act of 1934


                                ASYST CORPORATION
                     (Name of Small Business in its charter)

UTAH                                                         87-0416131
(State or other jurisdiction of              (IRS Employer Identification No.)
incorporation or organization)

6170 South 380 West, #225, Murray, UT                                  84107
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone number: ( 801 ) 263-1661

Securities to be registered under Section 12(g) of the Act:
                           Common

                     (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company

Asyst Corporation (the "Company") was organized as a Utah corporation on August 27, 1984. Its offices are located at 6170 South 380 West, Suite 225, Murray, UT 84107.

The Company was incorporated under the laws of the State of Utah to engage in the electronics and software industries and as such to manufacture, hold, purchase, or otherwise acquire, buy sell, both retail and wholesale and to generally deal in articles in the electronics and software industries, and all other articles of merchandise of a kindred nature and all such articles commonly supplied or dealt in by businesses engaged in the electronics and software industry. The Company may also engage in any lawful activity authorized under the laws of the State of Utah.


From 1984 to 1995 the Company, which was then known as Ad Systems, Inc., was involved in the development and marketing of an electronic product used to insert local advertising spots on cable television transmissions. In 1995, the name "Ad-Systems" and all rights to exploit the product were sold, subject to all related liabilities, for cash. Thereupon, management began the development of a spread spectrum relemetry radio system used to remotely moniter and control radio operated equipment applications of may kinds. Pursuant to a letter of intent signed in 1997 the company sold this project, subject to all related liabilities, to World
Wireless Communications in exchange for 60,000 shares of World Wireless common stock in May of 1998. Prior statements to the effect that this transaction occured on March 31, 1995 and involved 100,000, rather than 60,000 World Wireless Communication shares were in error. The Company has conducted no active business operations for more than three years aside from maintaining its status as an active business corporation under the laws of the State of Utah. Accordingly, the Company does not offer or distribute any services or products, does not have competitors, does not require raw materials to conduct any business, and has no customers, patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. It conducts no business requiring government approval. It has conducted no research or development activities, does not conduct any business requiring compliance with any federal law, and has no employees.
Management's sole business plan at this point is to seek opportunities to acquire active business operations by merger, acquisition or the acquisition of assets in exchange for common shares of the Company. The Company is not reviewing any opportunities in a specific industry. No assurance can be given that any active business operation will become available to the Company or that if available, such operations could be acquired on terms favorable to existing stockholders or conducted profitably.

Competition

The Company is not now conducting any active business operations. The only business in which the Company intends to engage in the foreseeable future is to seek out active business corporations who may wish to enter into a reverse merger or acquisition reorganization with the Company so as to permit it to conduct the business operations of the target. No particular targets have been identified, no reorganization negotiations have been conducted, and no assurance can be given that any corporation or business operation willing to enter into a business reorganization with the Company can be found. If none are found, the Company will remain inactive.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

The Company has reported no revenues from operations for the years ended July 31, 1999 and 1998 and has sold its techology, referenced in the asset purchase agreement, and generally described as a spectrum generator, certain computer equipment, a noise source, techtronic oscilloscope, and
microcontroller emulator.   At the present time, the
Company's current expenses are minimal, amounting to less than $2,000 per year. The Company does not plan to conduct any active business operations in the foreseeable future which would materially increase its cash demands.

In consideration of an Employee Compensatory Benefit Plan through which he has acquired 250,000 of the Company's common shares, Michael Vardakis has entered into a written agreement to discharge the Company's operational expenses, including audit and legal fees, corporate franchise taxes, transfer expenses, and other miscellaneous expenses. This agreement provides that Vardakis will continue to discharge the Company's expenses for thirty (30) months, beginning on January 1, 2000, or until the Company has entered into some business reorganization and commences active business operations. These expenses will continue to be accrued as they are incurred, as is reflected on all financial statements filed herewith.

The Company's ability to continue as a going concern in the longer term will depend on its ability to locate and negotiate the acquisition of some acceptable merger or acquisition candidate. The ability of any such candidate to meet its own ongoing expenses as well as the ongoing expenses of the Company will be a significant factor in evaluating any such prospect. No assurance can be given that any acquisition or merger candidate capable of sustaining itself and the Company as going concerns can be given. If no acceptable reorganization candidate can be found, there is every likelihood that the Company will not be able to continue as a going concern after June 30 of 2002.

The Company executed a note payable to World Wireless Communications for $66,429.50. An agreement was reached and approved by the Board of Directors in September of 1999 pursuant to which Michael Vardakis paid this note in full in exchange for assignment to him of the 60,000 World Wireless common shares owned by the Company. The report in the Amended Form 10-SB that the Company assigned 100,000 World Wireless Communications shares to Vardakis in exchange for his payment of this note was in error. As a result of the assignment of the 60,000 World Wireless Communications shares previously owned by the Company to Vardakis, the Company no longer holds any World Wireless Communications shares. See October 31, 1999 unaudited balance sheet herein.

Item 3.   Description of Property.

The Company currently occupies office space located in Murray, Utah which is provided to it by management without cost.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five percent of the issued and outstanding shares of the Company as of May 30, 1999. The table sets forth the information based on 850,000 common shares issued and outstanding as of May 30, 1999.

Title of Class      Name and Address      Amount and Nature     Percent of
                    of Beneficial Owner   of Beneficial Owner   Class


Common                Bob Hall                 114,110          13.28%
                      5435 Dunbarton Dr
                      SLC, UT 84117

Common                Officers and Directors   114,110          13.28%
                        as a Group

Common                Gerald VanMondfrans        38,960          4.53%
                      2944 E. Mandcrest Ct.
                      SLC, UT 84121

Common                Gerald A. VanMondfrans    75,150           8.75%
                      2944 E. Mandcrest Ct.
                      SLC, UT 84121

Common                Michael Vardakis          350,000       40.65%
                      77 East 400 South
                      Salt Lake City, UT 84111

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company. However, if an active business is found with which to enter into some form of corporate reorganization, a change in control of the Company will be contemplated as part of such reorganization.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

          The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name                      Age      Position                  Date Held

Bob Hall
5435 Dunbarton Dr
SLC, UT 84117             66       President                 August 24, 1984
                                   Director                  August 24, 1984

Philip A. Bunker
2441 South 3850 West
West Valley, UT 84120     47       Secretary                 May 7, 1998
                                   Director                  May 7, 1998

David D. Singer
2441 South 3850 West
West Valley, UT 84120     50       Treasurer                 May 7, 1998
                                   Director                  May 7, 1998

     Bob Hall, president and a director, was a founder of the Company and has served as an executive officer, director and an employee of the Company, since its organization in 1984. From 1984 to 1986, he was employed by the Company on a part-time basis and served as vice president. In 1986 he was elected president of the Company and acted as a full time employee of the Company until it terminated active business operations in 1995. From 1982 to 1984, Mr. Hall was employed as marketing director of a subsidiary of Texscan Corporation, a publicly held corporation engaged in the manufacture of specialized instruments and other equipment for the cable television industry. Prior to that time, Mr. Hall was employed by Hercules, Inc., Litton Industries, KDI Corporation, Corn Tel, Inc., and Video Data
Systems in various positions involving technical operations and marketing in the electromechanical equipment industry. Mr. Hall graduated from the University of Utah in 1961 with a degree in electrical engineering.
Since the sale of the Company's assets in 1995, Mr. Hall has been employed by Cable Services Technology, Inc., dba Sky Connect, and has continued as president and director of the Company.

          David D. Singer, secretary and a director, is currently President and director of World Wireless Communications, Inc. From 1977 to 1983, Mr. Singer was President of CSL Energy Controls, Inc., a company specializing in third party energy conservation. From 1983 to 1985, Mr. Singer was a special consultant to the General President of the Sheetmetal Workers Association. From 1985 to 1988, Mr. Singer was Vice President First Municipal Division, Bank One Leasing Corporation. From 1988 to 1991, Mr. Singer was President of Highland Energy Group. From 1991 to his appointment to his present position with World Wireless Communications, Inc. in 1996, Mr. Singer was President and Chief Operation Officer of Navtech Industries, Inc., an electronic assembly company. Mr. Singer holds a Bachelor's Degree in Electrical Engineering from the Lawrence Institute of Technology.

          Philip A. Bunker, treasurer and a director, and was co-founder of Digital Radio Communications Corp. ("DRCC"), a corporation involved in the development of state-of-the-art wireless technologies for commercial and industrial uses. He served as its President and Chief Executive Officer from 1992 DRCC's final merger into World Wireless Communications, Inc. in 1997 and has served as a director of World Wireless since its acquisition of DRCC. While at DRCC, Mr. Bunker and his engineering team developed a computer-aided program used in advanced integrated circuit design programs such as Motorola's 68020 and 68030 and National's 32000 microprocessors. From 1986 to 1992, Mr.
Bunker was President of Desert Digital, a digital electronics and design company a company that was acquired by DRCC in 1992. Mr. Bunker received a Bachelor's Degree in Electrical Engineering from the University of Utah.

      Mr. Bunker and Mr. Singer are directors of World Wireless Corporation. Inc. a reporting company. There are no family relationships between any of the directors or executive officers of the Company or any person beneficially owning or controlling more than 5% of its outstanding common shares.

          To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

          1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

          2) Had any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

          4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed suspended or vacated.

Item 6. Executive Compensation.

          The Company currently is not now paying, and has not during the past three years, paid any compensation to officers, directors or executives. It does not have any pension, profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions.

      On May 18, 1999 the Board of Directors unanimously adopted written Compensatory Benefit Plan under which it agreed to issue
250,000 common shares of the Company to Michael Vardakis as compensation for services to the Company and cash provided by him for the benefit of the Company, between February of 1997 and May 30, 1999. Pursuant to his agreement, Mr. Vardakis, ascertained the Company's status with the State of Utah and paid all expenses to bring it current with the State, assembled and organized the Company's books and records, retained and paid all fees connected with obtaining the legal work and auditing services necessary to prepare and file this registration statement, participated in negotiating transactions to terminate the Company's prior business activities and eliminate related debt, and assisted in the performance of the miscellaneous services required to prepare the Company to change its business direction. These services and cash payments, identified by a schedule attached to the written Compensatory Benefit Plan, were valued by the Board at a sum in excess of the par value of the shares issued on the basis that the cash and monetary obligations incurred by Vardakis on behalf of the corporation exceed $9,000 and that his time should be compensated at a rate of not less than $25 per hour.
The shares, when issued, were not registered under the Securities
Act of 1933 but were issued in reliance on the exemption from registration provided by Section 3(b) of the Act and Rule 701 promulgated thereunder.

Item 8.  Description of Securities.

The aggregate number of shares which the Company shall be authorized to issue is 50,000,000 shares of non-assessable voting common stock having par value of $0.001. The capital stock of the Company shall be issued as fully paid and non-assessable. The shareholders shall not be liable for the debts, obligations or liabilities of this Company.

Holders of common shares have no pre-emptive right to acquire any unissued shares of the corporation. At meetings of the shareholders, a majority of the shares entitled to vote, represented in person or by proxy, constitute a quorum and, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote shall constitute the act of the shareholders. Any dividends paid on common shares of the corporation shall be paid pro rata to the number of common shares outstanding. Upon dissolution of the corporation, its assets after payment of all claims, shall be distributed to the holders of common shares pro rata.


                                 PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and other Shareholder Matters.

At the present time there is no public trading market for the Company's common shares.

Item 2. Legal Proceedings.

          To the best of the Company's knowledge it is not a party to any pending legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.

      The company knows of no changes in or disagreements with accountants on accounting and financial disclosure.

Item 4. Recent Sales of Unregistered Securities.

         By resolution dated May 18, 1999 the Company adopted a Compensatory Benefit Plan in favor of Michael Vardakis pursuant to which it caused the issuance of 250,000 of the Company's common shares, registered to Michael Vardakis.

Item 5. Indemnification of Directors and Officers.

          The Company's Articles of Incorporation contain no provisions regarding indemnification of officers and directors, However, Section VIII of the Company's By-laws provide that no officer or director shall be personally liable for, and shall be indemnified by the corporation for any claims, judgments and liabilities to which such person shall become subject by reason of his having been a director or officer of the corporation, or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, except that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The Corporation, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

                                   PART F/S

                            ASYST CORPORATION


                          Condensed Financial Statements

                          October 31, 1999

                          Asyst Corporation
                          Condensed Balance Sheet
                          (Unaudited)

                                                       ASSETS
                                                         October 31, 1999

Current Assets                                                  $-0-

          Total Current Assets                                   -0-

TOTAL ASSETS                                                    $-0-

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
     Accounts payable                                          $1,129

          Total Current Liabilities                             1,129

Stockholders' Deficit
     Common stock                                                 850
     Additional paid in capital                               300,822
     Accumulated deficit                                     (302,801)

          Total Stockholders' Deficit                           (1,129)

TOTAL LIABILITIES AND
 STOCKHOLDERS' DEFICIT                                            $-0-

See accompanying notes

                                   Asyst Corporation
                          Condensed Statements of Operations
                                     (Unaudited)


                                        For the Three         For the Three
                                        Months Ended          Months Ended
                                        October 31, 1999      October 31, 1998

Revenues                                     $-0-                  $-0-
Operating expense                             -0-                 2,581
Operating loss                                -0-                (2,581)

Realized gain on disposal
  of investments                             68,407
Interest expense                              -0-                (1,044)

Net income (loss)                            68,407             (3,625)

Other Comprehensive income(loss)

  Loss on marketable securities(net of tax) (83,407)            (68,211)

Total comprehensive income (loss)          $(15,000)           $(71,836)

Net Income (loss) per Share                  $0.08              $(0.01)

Weighted Average Number of
Shares Outstanding                          850,000              599,994

See accompanying notes

                          Asyst Corporation
                 Condensed Statements of Cash Flows
                            (Unaudited)

                                        For the Three         For the Three
                                        Months Ended          Months Ended
                                        October 31, 1999      October 31, 1998

Cash Flows Used for Operating Activities:

  Net Income (Loss)                          $68,407              $(3,625)

  Adjustments to reconcile net loss to
   net cash used for operating activities:

  Gain on disposal of investments            (68,407)
 Increase (decrease) in current liabilities      -0-                3,233

Net Cash Flows Used for Operating Activities     -0-                 (392)

Net Increase (Decrease) in Cash                  -0-                 (392)

Beginning Cash Balance                           -0-                   392

Ending Cash Balance                             $-0-                   $-0-

Supplemental disclosure:

Investment of $90,000 was disposed of as settlement of debt on September 30, 1999.

See accompanying notes

                              Asyst Corporation
                 Notes to Condensed Financial Statements
                              October 31, 1999


     PRELIMINARY NOTE

The accompanying condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the
Securities and Exchange Commission.   Certain information and disclosures
normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-SB for the year ended July 31, 1999.

                ORGANIZATION

Asyst Corporation [formerly known as Ad Systems, Inc.] incorporated under the laws of the State of Utah on August 27, 1984. Asyst has sold all its assets and is presently seeking new business ventures.

                                  ASYST CORPORATION
                  Financial Statements and Independent Auditors' Report
                                   July 31, 1999

                                   ASYST CORPORATION

                                   TABLE OF CONTENTS

                                                                      Page

Independent Auditors' Report                                            1

Balance Sheet -- July 31, 1999                                          2
Statement of Operations for the Years

Ended July 31, 1999 and 1998                                            3

Statement of Stockholders' Equity for
the Years Ended July 31, 1999 and 1998                                  4

Statement of Cash Flows for the Years
Ended July 31, 1999 and 1998                                            5

Notes to Financial Statements                                         6 -- 9

                  INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
ASYST CORPORATION

We have audited the accompanying balance sheet of Asyst Corporation as of July 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the years ended July 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asyst Corporation as of July 31, 1999, and the results of its operations and its cash flows for the years ended July 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Asyst Corporation will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has reported no revenues from operations which raises substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                           /s/
                                   Mantyla McReynolds


Salt Lake City, Utah
September 18, 1999

                                    ASYST CORPORATION
                                     Balance Sheet
                                     July 31, 1999


ASSETS

Current Assets

  Marketable Securities
   available for sale- Notes 1&5                  $90,000

Total Current Assets                               90,000

TOTAL ASSETS                                      $90,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

  Accounts Payable                                 $1,129

  Shareholder Loan - Note 2                        10,000

  Note Payable - Note 5                            65,000

Total Current Liabilities                          76,129

Stockholders' Equity

  Preferred Stock -- 2,000,000 shares
    authorized having a par value of $.001;
    no shares issued and outstanding
 Capital Stock -- 50,000,000 shares authorized
   having a par value of $.001 per share;
   850,000 shares issued and outstanding              850

  Additional Paid-in Capital                      300,822

  Accumulated Deficit                            (371,208)

  Accumulated comprehensive income                 83,407

Total Stockholders' Equity                         13,871

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                              $90,000

See accompanying notes to financial statements.


                                    ASYST CORPORATION
                                    Statement of Operations
                  For the Years Ended July 31, 1999 and 1998


                                            July 31, 1999    July 31, 1998

Revenues                                          -0-                 -0-
Operating Expenses                             10,510             35,697
Operating Loss                                (10,510)           (35,697)
Other Income
  Interest Income                                                     41
  Interest Expense                             (7,650)              (920)
Net Loss Before Income Taxes                  (18,160)           (36,576)
Current Year Provision for Income Taxes                              248
Net Loss                                      (18,160)           (36,824)
Other Comprehensive Income
   Unrealized gain(loss) on securities
     (net of tax)                             (93,750)           177,157
Total Comprehensive Income (Loss)            (111,910)           140,333
Net Loss per Share                              $(.03)             $(.07)
Weighted Average Shares Outstanding           650,685            515,068

See accompanying notes to financial statements.

                                    ASYST CORPORATION
                         Statement of Stockholders' Equity
                     For the Years Ended July 31, 1999 and 1998

                                       Add'tl               Unreal     Net Stock
                   Common     Common   Paid-in  Accumulated Gain/Loss  -holders'
                   Shares     Stock    Capital  Deficit     Securities Equity

Balance,
July 31, 1997      50,000,000 $ 50,000 $240,822 $(316,224)  $          $(25,402)

1 for 5 split,
May 6, 1998       200,000,000  200,000 (200,000)

500 for 1
Reverse split
May 7, 1998      (249,500,000)(249,500) 249,500

Issued 100,000
shares for loan
origination fee       100,000      100                                      100

Unrealized gain
on marketable
securities                                                     177,157  177,157

Net Loss for the
year ended
July 31, 1998                                       (36,824)            (36,824)

Balance,
July 31, 1998         600,000  $    600  $290,322 $(353,048)  $177,157 $115,031

Issued 250,000
shares for fees
and debt
May 18, 1999          250,000       250    10,500                        10,750

Unrealized loss on
marketable securities                                         (93,750)  (93,750)

Net Loss for the
year ended
July 31, 1999                                       (18,160)            (18,160)

Balance,
July 31, 1999         850,000      $850  $300,822 $(371,208)  $83,407   $13,871

See accompanying notes to financial statements.

                                       ASYST CORPORATION
                                    Statement of Cash Flows
                        For the Years Ended July 31, 1999 and 1998


                                                    July 31, 1999 July 31, 1998

Cash Flows Provided by/
(Used for) Operating Activities

Net Loss                                              $(18,160)     $(36,824)

Adjustments to reconcile net
 income to net cash provided by
 operating activities:

    Depreciation                                            -0-        4,395
    Issued stock for expenses                            10,750          100
    Decrease in trade payables                              -0-       (1,458)
    Increase (decrease) in interest payable                (920)         920

Net Cash Used for Operating Activities                    (8,330)    (32,867)

Cash Flows Provided by/
(Used for) Financing Activities
    Increase in loans payable                             7,938       29,793

Net Decrease in Cash                                       (392)      (3,074)

Beginning Cash Balance                                      392        3,466

Ending Cash Balance                                         $-0-        $392

Supplemental Disclosure of
Cash Flow Information
  Cash paid during the year for interest                    $-0-        $-0-
  Cash paid during the year for
    franchise/income taxes                                 $ -0-        $248

See accompanying notes to financial statements.

                                    ASYST CORPORATION
                             Notes to Financial Statements
                                     July 31, 1999


NOTE 1     ORGANIZATION AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with generally accepted accounting principles. The following information summarizes the organization and significant accounting policies of the Company.

Organization

Asyst Corporation [formerly known as Ad Systems, Inc.] incorporated under the laws of the State of Utah on August 27, 1984. Effective March 31, 1995, the Corporation sold all of the its assets [net of related liabilities], including the right to use the name Ad Systems, Inc., to a Colorado-based company. Ad Systems, Inc. filed Articles of Amendment with the Utah Division of Corporations and Commercial Code officially changing its name to Asyst Corporation on July 6, 1995.

     Asyst Corporation developed/acquired additional assets over the next couple of years but in May of 1998, exchanged these assets and technology rights for 60,000 shares of stock in World Wireless Communications, Inc. [WWC], see Note 5.

Property and Equipment

Property and equipment are carried at cost and depreciated using accelerated methods for book and tax purposes, over the useful lives of the related assets. In May of 1998, the Company sold all property and equipment as part of an asset purchase. (See Note 5)

          Income Taxes

Effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, which is effective for fiscal years beginning after December 15, 1992. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

          Net Loss Per Common Share

Net loss per common share is based on the weighted-average number of shares outstanding [650,685 shares as of 7/31/99].

          Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers cash on deposit in the bank to be cash. The Company reports a cash balance of $-0- at July 31, 1999.

     Marketable Securities

     Marketable securities are available for sale and are reported in the balance sheet at fair value. The fair market value of these securities as of July 31, 1999 is approximately $1.50 per share. The original cost was $6,593 or $0.11 per share. Unrealized gains and losses are reported as a separate component of stockholders' equity. Realized gains or losses will be included in income in the period they are realized.

          Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2      PAYABLE TO SHAREHOLDERS

The Company has recorded a liability to a shareholder for expenses incurred on behalf of the company. Expenses incurred in the current year were $17,768 and $363 in the prior year. The balance due to this shareholder at July 31, 1999 was $10,000. Shareholder loans are unsecured, non-interest bearing and payable on demand.


NOTE 3            PROPERTY AND EQUIPMENT

Property and equipment were disposed of during the year ended July 31, 1998. Depreciation expense for the years ended July 31, 1999 and 1998 was $0 and $4,395, respectively.

NOTE 4        GOING CONCERN

The Company has reported no revenues from operations for the years ended July 31, 1999 and 1998 and has sold its technology. The Company's ability to achieve a level of profitable operations may impact the Company's ability to continue as a going concern as it is presently organized and operated. Resolution of this issue is dependent on the realization of management's plans. Management is currently seeking a well-capitalized merger candidate in order to commence operations.

NOTE 5                  SALE OF ASSETS/NOTE PAYABLE

In May of 1998, the Company exchanged its assets for 60,000 shares (less than 1% of outstanding shares) of stock in World Wireless Communications, Inc. [WWC]. These shares are restricted and were not tradable until May or June of 1999. The market price per share of WWC was $1.50 as of July 31, 1999.

In connection with the sale of assets, the Company executed a note payable to WWC for $66,429.50. The note bears interest at 10% and is due September
30, 1999. As consideration WWC paid cash and issued stock to settle liabilities on behalf of the Company. The principal balance was reduced to $65,000 when an extension payment was made in July, 1999.

NOTE 6                  STOCK TRANSACTIONS
In December of 1998, the Board of Directors of the Company resolved to forward split, five (5) for one (1), the outstanding common shares of the corporation. This split was to be effective May 6, 1998, one day before a 500 for one reverse split. The net effect of these two splits is a 100 for one reverse split of common shares outstanding on May 7, 1998. The forward split was made to prevent giving effect to the large number of fractional shares originally created in the reverse split. These splits did not affect the par value of common stock which remains at $.001. The Board of Directors authorized and directed the officers of the Company to file articles of amendment to the Articles of Incorporation increasing the authorized common shares to 50,000,000, at $.001 par value. All disclosures have been restated to reflect this retroactive adjustment.

     The Company then authorized and directed the issuance of 100,000 post-split common shares to World Wireless Communications, Inc., in connection with the note payable transaction referenced in Note 5, effective June 6, 1998.

     On May 18, 1999, the Company authorized the issuance of 250,000 shares Of common stock to a shareholder as consideration for services and in settlement of debts paid by the shareholder on behalf of the Company.

NOTE 7                  INCOME TAXES

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, as of August 1, 1993. The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 1999 are summarized below.

Description                                     Balance       Tax         Rate

   Loss carryforward(expires through 2014)      $ (352,190) $ 119,745     34%

   Unrealized gain on marketable securities        83,407     (28,358)    34%

   Valuation allowance                                        (91,387)

        Deferred tax asset                                         $0

A valuation allowance is required if it is more likely than not that some or all of the net deferred tax asset will not be realized. An allowance of $91,387, up $38,098 from $53,289 as of July 31, 1998, has been measured against the entire net deferred asset balance based on the current financial position of the Company and the uncertainties discussed in Note 4.


                                  PART III

Item  1.  Index to Exhibits
     2.i        Purchase Agreement
     2.ii       COMPENSATORY BENEFIT CONTRACT
     3.i        Articles of Incorporation
     3.iii      By-laws
     27         Financial data schedule

                           SIGNATURES

          In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ASYST CORPORATION


Date: MARCH 29, 2000                       By:/s/ Bob Hall
                                           Bob Hall, President